TENET FINTECH GROUP INC.

(Formerly Peak Fintech Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis (MD&A) provides Management's point of view on the financial position and results of operations of Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.), on a consolidated basis, for the three and six-month periods ended June 30, 2022 (fiscal 2022) and June 30, 2021 (fiscal 2021).

Unless otherwise indicated or unless the context requires otherwise, all references in this MD&A to "Tenet", the "Company", "we", "us", "our" or similar terms refer to Tenet Fintech Group Inc. on a consolidated basis. This MD&A is dated August 25, 2022 and should be read in conjunction with the Audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2021. Unless specified otherwise, all amounts are in Canadian dollars.

The financial information contained in this MD&A relating to the Unaudited Condensed Interim Consolidated Financial Statements for the three and six-month periods ended June 30, 2022, and June 30, 2021, has been prepared in accordance with International Financial Reporting Standards (IFRS).

The Unaudited Condensed Interim Consolidated Interim Financial Statements and MD&A have been reviewed by our Audit and Risk Management Committee and approved by our Board of Directors as of August 25, 2022.

Forward looking information

Certain statements contained in this MD&A may constitute forward-looking information, which can generally be identified as such because of the context of the statements including words such as believes, anticipates, expects, plans, estimates, or words of similar nature. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results. We refer potential investors to the "Risks and Uncertainties" section of this MD&A. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking information. Forward-looking information reflects current expectations regarding future events and speaks only as of the date of this MD&A and represents the Company's expectations as of that date.

The Company undertakes no obligation to update or revise the information contained in this MD&A, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Structure

The following chart summarizes the corporate structure of the Company.

BUSINESS OVERVIEW

Tenet (CSE: PKK) (OTC: PKKFF), is the parent company of a group of innovative financial technology (Fintech) and artificial intelligence (AI) companies. Tenet's subsidiaries provide various analytics and AI-based services to businesses and financial institutions through various Business Hub™ to create a global ecosystem where analytics and AI are used to create opportunities and facilitate B2B transactions among its members.

OPERATING HIGHLIGHTS FOR THE QUARTER

Chinese Operations

Covid-19 and the Chinese government's zero-covid policy continued to have a major impact on the country's economy during the second quarter of 2022. Government-imposed lockdowns in several major cities meant that much of the country's economy was at a standstill for practically all of April and May, leaving many businesses with June as the only month left to make their numbers for the entire quarter. Tenet was no exception to that reality. Add to this that a drop in some commodities prices during the quarter contributed to a slowdown in commodities-related transactions on the Business Hub™ and the quarter would best be described as difficult from a revenue standpoint. However, the Company does not measure success simply by the amount of revenue it generates in a particular quarter, especially at this stage in the execution of its business plan and where its Chinese operations fall within that plan. Tenet considers it far more important to continue to build on a foundation that will allow the Company to service virtually every industrial vertical in China through its Business Hub™, integrated modules, and developing a synergetic value proposition between its service offerings to small and medium-sized businesses. While opportunities for business development and expansion were limited during the quarter, Tenet focused on its R&D efforts during the period and on making the necessary investments in the insurance sector, which were deferred in the fourth quarter of 2021 when the Company reassessed the allocation of its capital resources. Tenet believes that the allocation of the Company's time and resources on those activities during the quarter will begin to pay dividends as early as in the third quarter of 2022 and will continue to do so for years to come.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, August 25, 2022

But even from a revenue perspective, there are reasons to be optimistic about what took place in the second quarter. While the Company's Chinese operations were essentially on pause for most of April and May, it was able to take full advantage of the 618 Shopping Festival ("618") which is held in June. Tenet's participation at this year's event brought in $10.1M, accounting for about one third of the Company's revenue for the quarter and showing increasing demand for its services despite the economic slowdown being experienced by China. The Company also observed that an increasing percentage of Business Hub™ clients took advantage of value-added services, such as insurance and transportation related to their transactions, during the period along with the Hub's financing services. The fact that Tenet generated $32.4M in the equivalent of a little over a month of operations puts the Company on a revenue run rate for 2022 in line with its latest revenue guidance.

The two-month lockdown in China had more impact on some industries than others. For example, while people still bought groceries during the period, travel restrictions meant that the automotive, more particularly the vehicle rental industry, saw a sharp decline in business. With less travel also came less demand for oil and gas. This had a trickle-down effect on commodities prices and the demand for insurance products related to transportation and the automotive sector, which are key components of Tenet's offerings through its Heartbeat insurance brokerage platform. However, the Company still recorded a 9.8% increase in revenue in its insurance related services in the second quarter compared to the first quarter of 2022. Other than services provided to the insurance vertical and the consumer goods supply chain sector, all other revenue-generating industrial verticals serviced by the Company experienced a decline in revenue from Q1 to Q2 in 2022.

The second quarter of 2022 continued to reinforce Tenet's belief that China's clean energy sector will eventually become one of the most important verticals for the Company's business in that country. The Company made significant investments in the quarter in R&D and adjustments and upgrades to its i3060 platform, potentially positioning itself to work on clean energy projects in China and Europe with giant state-owned companies such as China Energy Engineering Corp. ("CEEC"), who Tenet was working on two pilot projects with as of the end of the quarter, and Shanghai Electric Power Company ("SEPC"), who Tenet signed a national strategic cooperation agreement with during the quarter to help the country with the implementation of its policy to have its carbon emissions peak by 2030 and achieve carbon neutrality by 2060. Given the Chinese government's commitment to clean energy, the resources being allocated to projects across the country and the fact that Tenet's technology and business model have caught the attention of some of the country's largest state-owned energy corporations all combine to indicate that the Company may be able position itself to play an important role in one of China's most promising industrial sectors.

In summary, the Company's Chinese operations generated $32,432,228 in revenue while cost of services related to providing those services amounted to $29,196,028 resulting in a gross profit margin before salaries expenses of $3,236,200 (9.98%). More details about the Company's revenue and expenses are provided in the "Results of Operations" section below.

Canadian Operations

The launch of Tenet's Cubeler Business Hub™ in Canada is still planned for the fall of 2022. The Company continued to work on every aspect in preparation of that launch during the second quarter of 2022. Taking a page from successful online social networks, Tenet believes that allowing business owners and executives to connect with one another locally as well as globally, will be one of the most attractive features of its Cubeler Business Hub™. While launching the Hub in Canada will allow for business owners in Canada and China to connect with each other, the Company began preparing the Business Hub™ for allowing connections well beyond just China and Canada during the quarter. AI-based instant messaging translation apps and international partnership recommendations are just some of the features to be available to encourage networking and the exploration of business development opportunities among members of the Hub based in different countries.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, August 25, 2022

Members of the Company's Canadian product and development teams weren't the only ones busy during the quarter. Coordinated efforts between Tenet's marketing and business development departments generated promising results in the number of pre-registrations of both SMEs and financial institutions and led to several strategic partnership discussions during the quarter that are still ongoing as of the date of this MD&A. For example, the Company made a concerted effort during the quarter to get its name circulated among the Canadian small business community by attending a handful of small business association trade shows. Tenet also stepped up its recruiting efforts in Q2 and filled a number of important positions in preparation for the start of the Company's Canadian operations.

As of the second quarter of 2022, Tenet's Canadian operations had not yet generated any revenue for the Company. The expenses associated with the Company's Canadian operations, which included both the expenses incurred by its Cubeler subsidiary for the preparation of the launch of its Business Hub™ and Tenet's general and administrative expenses in Canada amounted to $5,049,020 for the second quarter.

BUSINESS PLAN AND OUTLOOK FOR REST OF 2022

North America

The launch of Tenet's Cubeler Business Hub™ in Canada remains the most important milestone for the Company to achieve in 2022. Tenet expects the platform to launch in Canada in time to allow the Company to begin generating revenue from its services prior to the end of 2022, officially ushering in the next crucial phase of the Company's vision, which includes the introduction of several new revenue streams. Between now and then, the Company's product and development teams will continue to work behind the scenes to prepare the platform for its Canadian debut. The marketing and business development departments however are not expected to be as discrete for the remainder of 2022, especially as the platform gets closer to launch. Various marketing efforts will be undertaken in the second half of 2022, both online and offline, to promote the Cubeler Business Hub™ in Canada and its value proposition to small and medium sized business owners and executives, as well as to the country's financial institutions. Strategic partnerships and alliances with business associations, service providers and others with ties to the Canadian small business space will also be featured prominently in the Company's plans for the rest of the year.

As Tenet prepares to take the next steps in the evolution of its business and expand its service offering beyond China, the Company felt the need to bring in new members to its board of directors whose skillsets and professional experiences would be better aligned with that evolution. While the changes to Tenet's board of directors is expected to be beneficial to the Company going forward, the process led to delays in the filing of Tenet's prospectus offering and its application to have its securities listed on a senior stock exchange in Canada as those documents could not be finalized until the process had been completed. With the new directors formally appointed as of the date of this MD&A, Tenet will officially submit its application for its securities to be listed on a senior exchange in Canada and file its short form prospectus offering within days of the filing of its second quarter 2022 financial statements. Tenet expects to close on its prospectus offering financing and to have its securities listed on a Canadian senior exchange prior to the end of 2022 and continue to have its securities re-instated for trading on the Nasdaq stock exchange.

Tenet will also look to create a US subsidiary prior to the end of 2022 to set the table for the launch of its Cubeler Business Hub™ in the US sometime in 2023.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, August 25, 2022

China

With a population of 1.4B consumers, the reputation of being the world's factory, and the ability to move goods efficiently from factory to consumer, China and its consumer goods supply chain vertical continue to offer incredible opportunities for the expansion of Tenet's Business Hub™. SMEs from a wide range of industries, raw material suppliers, factories, financial institutions, insurance companies and even local governments have all recognized the Hub's value add and have bought in to the concept of the Business Hub™. As a result, the Company's plans in China for the remainder of 2022 will be to continue to expand the reach of its offering while emphasizing verticals, such as the clean energy and insurance sectors, where Tenet's services benefit from better profit margins. In addition to the continued expansion of its services, the Company will also work on promoting the synergy between its offerings throughout the Business Hub™, including offering shipping and logistics services with each transaction for which such services would be applicable through its Yun Fleet platform.

Capital Markets Strategy

The Company's capital markets strategy for the balance of 2022 will continue to focus on getting its securities listed on senior exchanges in both Toronto and London while it continues to work with the US Securities and Exchange Commission to have its common shares reinstated for listing on the Nasdaq stock exchange.

As the Company plans to expand its Cubeler Business Hub™ to Europe following the launch of Hubs in North America, Tenet believes it will be important to connect with European capital markets participants. Assuming Tenet is successful in having its securities on a senior Canadian stock exchange prior to the end of Q3 2022, the Company would expect to have its securities listed on the London Stock Exchange prior to the end of 2022.

Selected Quarterly Information

	June 30,	June 30,	June 30,	June 30,
	2022	2021	2022	2021
	Three months	Three months	Six months	Six months
Revenues	$32,432,228	$30,649,179	$67,173,688	$44,888,955
Expenses before finance costs, tax, depreciation and amortization	$35,428,207	$29,411,980	$70,737,872	$43,530,019
EBITDA (1)	($2,995,979)	$1,237,199	($3,564,184)	$1,358,936
Reversal of impairment loss		($193,717)		($193,717)
Adjusted EBITDA (2)	($2,995,979)	$1,043,482	($3,564,184)	$1,165,219
Finance costs, tax, depreciation, amortization and reversal of impairment loss	$3,336,693	$747,411	$6,128,089	$1,258,850
Net profit (loss)	($6,332,672)	$296,071	($9,692,273)	(93,631)
Net profit (loss) attributable to:
Non-controlling interest	$136,306	$315,630	$158,976	$691,559
Owners of the parent	($6,468,978)	($19,559)	($9,851,249)	($785,190)
Basic and diluted loss per share	($0.065)	$0.000	($0.100)	($0.012)

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, August 25, 2022

(1) EBITDA is provided as supplementary earnings measure to assist readers in determining the Company's ability to generate cash-flows from operations and to cover finance charges. It is also widely used for business valuation purposes. This measure does not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

EBITDA equals the results before finance cost, as defined in Note 17 of the Unaudited Condensed Interim Consolidated Financial Statements for the three and six-month periods ended June 30, 2022, income tax, depreciation of property and equipment, depreciation of right-of-use assets, amortization of intangible assets and financing of initial costs.

(2) Adjusted EBITDA equals EBITDA as described above adjusted for reversal of impairment loss for the period.

Reconciliation of EBITDA to net profit (loss)	Three-month periods ended		Six-month periods ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Net profit (loss) for the period	($6,332,672)	$296,071	($9,692,273)	($93,631)
Add:
Income tax	$1,253,276	$661,806	$1,957,458	$963,783
Finance costs	$349,576	$50,935	$796,559	$95,768
Depreciation and amortization	$1,733,841	$228,387	$3,374,072	$393,016
EBITDA	($2,995,979)	$1,237,199	($3,564,184)	$1,358,936
Add (less):
Reversal of impairment loss		($193,717)		($193,717)
Adjusted EBITDA	($2,995,979)	$1,043,482	($3,564,184)	$1,165,219

	June 30, 2022	June 30, 2021
Total assets	$183,395,094	$70,549,430
Total liabilities	$26,443,317	$31,461,540
Long-term liabilities	$9,930,476	$466,089
Total equity	$156,951,777	$39,087,890
To Non-controlling interest	$14,725,256	$12,385,116
To Owners of parent	$142,226,521	$26,702,774

Results of Operations

Revenue for the three-month period ended June 30, 2022

The Company generated $32,432,228 in revenue during the three-month period ended June 30, 2022, compared to $30,649,179 for the same period in 2021. The year-over-year increase in revenue is consistent with the path of the increasing demand for the Company's services observed over the past four years, particularly the demand for the Company's supply-chain services, where the Company provides material suppliers, factories, product distributors and retailers an all- encompassing service offering that includes product sourcing, financing, and logistics. Those services once again led all segments, accounting for over 93.6% (ASCC, ASST & AJP) of Tenet's revenue during the second quarter of 2022.

Non-supply-chain related services, including but not limited to loans made by the Company's ASFC financial services subsidiary (ASFC) and insurance related services from the Heartbeat acquisition, combined to generate $2,082,562 in revenue, representing about 6.4% of Tenet's revenue during the second quarter of 2022.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, August 25, 2022

Revenue for the six-month period ended June 30, 2022

The Company generated $67,173,688 in revenue during the six-month period ended June 30, 2022, compared to $44,888,955 for the same period in 2021. The revenue growth continues to be paced by demand for the Company's supply chain financing and logistics services, which contributed $63,280,111 to the total revenue in the first half of 2022 compared to $41,291,314 for the period in 2021.

Total expenses before taxes

The following schedule summarizes the Company's total expenses before taxes:

	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
	(3 months)	(3 months)	(6 months)	(6 months)
Cost of service	$29,196,028	$27,442,884	$59,220,893	$39,790,055
Salaries and fringe benefits	$2,734,471	$692,610	$5,079,739	$1,416,469
Service fees	$55,092	$148,987	$158,018	$306,638
Royalty on software		$43,902		$74,678
Board remuneration	$151,080	$146,302	$343,004	$270,829
Consulting fees	$369,745	$118,873	$713,483	$181,742
Management fees	$11,580	$14,356	$23,544	$27,174
Outsourced services	$1,000,158	$0	$1,000,158	$0
Professional fees	$666,320	$581,227	$1,698,784	$912,882
Public relations and press releases	$201,164	$134,987	$517,236	$256,480
Office supplies, software and hardware	$339,018	$58,272	$516,076	$88,486
Lease expenses	$25,648	$11,247	$85,809	$22,817
Insurance	$316,735	$27,277	$648,381	$42,173
Finance costs	$349,576	$50,935	$796,559	$95,768
Expected credit loss	$101,555	($10,647)	$189,173	$9,246
Travel and entertainment	$95,734	$43,664	$174,219	$77,666
Stock exchange and transfer agent costs	$114,545	$62,656	$159,577	$153,370
Translation cost and others	$57,171	$81,573	$83,191	$120,883
Reversal of impairment loss		($193,717)		($193,717)
Depreciation of property and equipment	$21,437	$20,965	$42,988	$43,302
Depreciation of right-of-use assets	$142,752	$44,749	$252,534	$113,906
Amortization of intangible assets	$1,562,827	$155,948	$3,065,174	$222,432
Amortization of initial financing costs	$6,825	$6,725	$13,376	$13,376
(Gain) Loss on foreign exchange	($7,837)	$7,527	$126,587	($27,852)
Total expenses before income tax	$37,511,624	$29,691,302	$74,908,503	$44,018,803

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, August 25, 2022

Expenses for the three-month period ended June 30, 2022

Cost of service amounted to $29,196,028 for the three-month period ended June 30, 2022 compared to $27,442,884 in fiscal 2021. The ratio of those expenses to revenue specifically generated from the supply-chain financing service bundle continued to decline in 2022 with a reduction of 1.7% compared to the same period in 2021.

Salaries and fringe benefits amounted to $2,734,471 for the three-month period ended June 30, 2022, compared to $692,610 for the same period in 2021. The increase in salary expenses for the three-month period ended June 30, 2022, is attributable to the hiring of new employees in the first semester of 2022 in Canada, the creation of new subsidiaries in Beijing and Guangzhou and base salary and bonus adjustments for key employees in 2022. The variation is also partially due to the increase in the share-based remuneration that is included within this caption, which amounted to $392,566 for the three-month period ended June 30, 2022, compared to $190,577 for the same period in 2021.

Service fees relate to consulting and business development services provided to three of the Company's subsidiaries (ASFC, AST and ASCS) by third-party companies and amounted to $55,092 in the second quarter of fiscal 2022, which is less than the expense incurred of $148,988 for the same period of 2021 mostly due to referral fee adjustments.

Royalty expenses of $Nil for the three-month period ended June 30, 2022, compared to $43,902 for the same period in 2021, represent royalties on software payable to Cubeler for the licensing and use of its technology. The royalty expense is calculated on revenue primarily generated by ASDS. Tenet acquired Cubeler on October 1, 2021, ending these royalty expenses.

Board remuneration refers to share-based and attendance fee remuneration received by members of the Company's board of directors and amounted to $151,080 in in the second quarter of 2022 compared to $146,302 or the same period in 2021. Within this caption, shared-based remuneration amounted to $138,391 in the three-month ended June 30, 2022, compared to $110,877 for the same period in 2021.

Consulting fees incurred during the three-month period ended June 30, 2022, totalled $369,745 compared to $118,873 in the same period of 2021, mainly relate to capital markets consulting fees incurred in fiscal 2022. The Company's plans to list its securities on the London Stock Exchange and to access the European capital markets is part of a long-term global capital markets strategy being developed and implemented with the assistance of European advisors and consultants. Share-based remuneration expenses related to consultants amounted to $39,746 in the three- month ended June 30, 2022 compared to $95,060 for the same period of fiscal 2021.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, August 25, 2022

Outsourced services amounted to $1,000,158 in the second quarter of 2022 compared to $Nil for the same period of fiscal 2021. These expenses are mostly non-recurring research and maintenance costs paid to third party providers for the delivery of various modules and interfaces in ASDS, ASSI & Cubeler. There was no such expense for the same period in 2021.

Professional fees, such as audit and legal fees, totalled $666,320 for the three-month ended June 30, 2022, compared to $581,227 for the same period in 2021. The increase is mainly due to additional legal fees incurred in Canada, the United States and China relating to listing upgrades in North America, additional governance initiatives and opening of new subsidiaries in China. Audit fees increased between fiscal 2022 and 2021 for the period following the growth of the Company in both operating countries. The increase in professional fees was also attributed to Company initiatives, in Canada and China, to document and implement additional internal controls in order to comply with the high financial standards and requirements of major stock exchanges.

Public relations and press release expenses amounted to $201,164 in the second quarter of 2022 compared to $134,987 for the same period in 2021. The increase is mainly due to fees related to the upgrade of the Tenet website and on several activities related to the launch of the Company's Cubeler Business Hub™ platform in Canada expected to occur prior to the end of 2022.

Office supplies, software and hardware expenses amounted to $339,018 in the second quarter of 2022 compared to $58,272 for the same period in 2021. The increase is mainly driven by the steady increase of employees in both China and Canada requiring additional equipment, the need of additional maintenance and servers to support business growth, and different supplies purchased to accommodate the new leased space in Canada (head office in Toronto, Canada).

Insurance expenses amounted to $316,735 in the second quarter of 2022 compared to $27,277 for the same period in 2021. The increase is mainly attributable to the increase in the directors and officers (D&O) insurance coverage following our introduction to a major stock exchange in 2021 and a general market price increase in D&O insurance market.

Finance costs were $349,576 for the second quarter of fiscal 2022 compared to $50,935 for the same period in 2021. They mainly include interest charges accretion on contingent consideration payable and interests on lease liabilities. The overall net increase is mainly attributable to the accretion on contingent consideration payable that amounted to $303,448 for the three-month ended June 30, 2022, compared to $Nil for the same period in fiscal 2021. The accretion on contingent payable is related to the acquisition of Heartbeat in fiscal 2021.

Expected credit loss of $101,555 for the second quarter of fiscal 2022 compared to a recovery of $10,647 for the same period in fiscal 2021 relates to the variation in allowance for credit loss provision on ASFC's loan balance for the year as described in Note 5 of the Company's Unaudited Condensed Interim Consolidated Financial Statements for the three and six-month periods ended June 30, 2022

Amortization of intangible assets amounted to $1,562,827 for the three-month period ended June 30, 2022, compared to $155,948 for the same period in 2021. This increase is due to the amortization of the acquired Cubeler and Heartbeat platforms during the second half of 2021 and several capitalized costs on platform improvements of assets in China (Business Hub™, Gold River, and others).

Expenses for the six-month period ended June 30, 2022

Cost of service amounted to $59,220,893 for the first half of 2022 compared to $39,790,055 for the same period in 2021.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, August 25, 2022

Salaries and fringe benefits amounted to $5,079,739 for the six-month period ended June 30, 2022, compared to $1,416,469 for the same period in 2021. Share-based remuneration, which is included within this caption, amounted to $759,854 in the first half of 2022 compared to $379,801 for the same period in 2021.

Service fees related to consulting and business development services provided to the Company's subsidiaries by third-party companies amounted to $158,018 for the six-month period ended June 30, 2022, compared to $306,638 for the corresponding period of 2021.

Royalty expenses of $Nil for the first six months of 2022 compared to $74,678 for the same period in 2021 relate to royalty on software payable to Canadian software company Cubeler Inc., a related company.

Board remuneration refers to share-based and attendance fee remuneration received by members of the Company's board of directors and amounted to $343,004 in the first two quarters of 2022 compared to $270,829 for the same period in 2021. Within that caption, share-based expenses amounted to $277,814 in the first half of fiscal 2022 compared to $220,357 for the same period in 2021.

Consulting fees totalling $713,483 incurred during the six-month period ended June 30, 2022, compared to $181,742 for the same period in 2021, mainly relate to corporate strategic financing consulting fees. Share-based remuneration expenses related to consultants amounted to $74,634 in the first two quarters of 2022 compared to $141,047 for the same period of fiscal 2021.

Management fees of $23,544 for the first six-month period ended June 30, 2022, relate to services rendered to the Company in Canada and to its subsidiaries in China compared to $27,174 for the same period in 2021.

Outsourced services amounted to $1,000,158 in the first quarter of 2022 compared to $Nil for the same period of fiscal 2021. These expenses are mostly non-recurring research and maintenance costs paid to third party providers for the delivery of various modules and interfaces in ASDS, ASSI & Cubeler. There was no such expense for the same period in 2021.

Professional fees such as audit fees, legal fees and human resources consulting totalled $1,698,784 for the first six-month of 2022 compared to $912,882 for the same period in 2021.

Public relations and press release expenses amounted to $517,236 for the first two quarters of 2022 compared to $256,480 in the same period of 2021.

Finance costs amounted to $796,559 for the six-month period ended June 30, 2022, compared to $95,768 for the same period in 2021.

Expected credit loss of $189,173 for the six-month period ended June 30, 2022 compared to $9,246 for the same period in 2021 relates to the allowance for a credit loss provision on ASFC's loan balance for the period as described in Note 5 of the Company's Condensed Interim Consolidated Financial Statements for the three and six-month periods ended June 30, 2022.

Travel and entertainment expenses amounted to $174,219 for the first two quarters of fiscal 2022 compared to $77,666 for the same period in 2021.

Stock exchange and transfer agent expenses were $159,577 for the first half of 2022 compared to $153,370 in the same period of 2021.

The Company reported, in other comprehensive income, a currency translation adjustment loss of $2,361,477 for the six-month period ended June 30, 2022 compared to a gain of $221,081 for the same period in 2021 reflecting the variation of the Chinese renminbi against the Canadian dollar during the period.

Depreciation of right-of use assets of $252,534 in the first six months of 2022 compared to $113,906 for the same period of fiscal 2021 follows the adoption of IFRS 16 on January 1, 2021 and relates to the depreciation of right-of-use assets associated with new office lease agreements of the Company's operating subsidiaries in China and in Canada.

Amortization of intangible assets amounted to $3,065,174 for the six-month period ended June 30, 2022, compared to $222,432 for the same period in 2021. The increase is mostly due to the amortization of intangibles relating to the acquisitions of the Heartbeat and Cubeler fintech platforms

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, August 25, 2022

Net Results

The Company made a net loss of $6,332,672 in the second quarter of 2022 compared to a net profit of $296,071 in the corresponding period of 2021. For the six-month period ending June 30, 2022, the Company incurred a net loss of $9,692,273 compared to a net loss of $93,631 for the corresponding period of 2021.

Summary of Quarterly Results

	June 30, 2022	June 30, 2021	March 31, 2022	March 31, 2021
	Three months	Three months	Three months	Three months
Revenues	$32,432,228	$30,649,179	$34,741,460	$14,239,776
Expenses (1)	$38,764,900	$30,353,108	$38,101,060	$14,629,478
Net Profit (loss)	($6,332,672)	$296,071	($3,359,601)	($389,702)
Net profit (loss) attributable to:
Non-controlling interest	$136,306	$315,630	$22,670	$375,929
Owners of the parent	($6,468,978)	($19,559)	($3,382,271)	($765,631)
Earnings per Share (2)	($0.065)	$0.000	($0.045)	($0.012)

	December 31, 2021	December 31, 2020	September 30, 2021 Restated	September 30, 2020 Restated

	Three months	Three months	Three months	Three months
Revenues	$33,048,249	$16,368,779	$25,695,570	$15,116,369
Expenses (1)	$83,042,872	$19,569,280	$24,169,284	$16,084,781
Net Profit (Loss)	($49,994,623)	($3,200,501)	$1,526,286	($968,412)
Net profit (loss) attributable to:
Non-controlling interest	$333,791	$487,831	$169,752	$350,015
Owners of the parent	($50,328,414)	($3,668,332)	$1,356,534	($1,318,427)
Earnings per Share (2)	($0.776)	($0.020)	$0.017	($0.020)

Note (1): Including income tax expenses

Note (2): Earnings per share is calculated using the net profit (loss) and the weighted average number of outstanding shares.

Second Quarter Ending June 30, 2022

Liquidity

The level of revenue currently being generated by the Company is not presently sufficient to meet its working capital requirements and investing activities. Until that happens, the Company will continue to use financing means to help meet its financial obligations. As of August 25, 2022, the cash available to manage the Company's Canadian operations and meet its obligations amounted to approximately $5,300,000. The Company's cash flow position is expected to improve significantly as its operating subsidiaries grow their revenue and generate new revenue streams and eventual profits for the Company. However, until that happens, the Company will continue to assess its capital needs and undertake whatever initiative it deems necessary to ensure that it continues to be in a position to meet its financial obligations. In the opinion of management, the Company's current cash position and its access to additional capital, will be sufficient to meet its current obligations and allow it to continue as a going concern for the next 12 months.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, August 25, 2022

Financing activities

From January 1, 2022 to August 25, 2022, the Company issued 2,259,500 common shares for total proceeds of $2,025,500 upon the exercise of share purchase warrants.

From January 1, 2021 to August 25, 2022, the Company issued 117,500 common shares for total proceeds of $246,750 upon the exercise of options.

Capital Stock

The Company's capital stock as of June 30, 2022, was $210,838,156 compared to $208,219,490 as of December 31, 2021. The variation is explained by the common shares issued in connection with, the market value (per grant date) of warrants exercised of $2,154,496 and the fair market value (per grant date) of the exercise of options for $464,170.

Common Shares

As of August 25, 2022, the Company had 99,544,183 common shares outstanding. The following table summarizes the changes in shares outstanding from January 1, 2022, until August 25, 2022.

Balance outstanding as of December 31, 2021		97,167,183
Date	Description	Number	Cumulative number
January 2022	Exercise of warrants	700,000	97,867,183
February 2022	Exercise of warrants	827,500	98,694,683
March 2022	Exercise of options	100,000	98,794,683
May 2022	Exercise of options	17,500	98,812,183
June 2022	Exercise of warrants	125,500	98,937,683
July 2022	Exercise of warrants	277,500	99,215,183
August 2022	Exercise of warrants	329,000	99,469,183

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, August 25, 2022

Share Purchase Options

As of August 25, 2022, the Company had 4,446,506 common share purchase options outstanding. The following table summarizes the options outstanding as of August 25, 2022.

Balance outstanding as of December 31, 2021			4,689,250
Date of grant	Optionee	Number	Exercise Price	Expiration
January 2022	Employee	32,725	$7.50	1-Jan-27
February 2022	Employee	42,881	$5.60	1-Feb-27
March 2022	Employee	2,941	$4.10	1-Mar-27
March 2022	Exercised	(100,000)	$2.10	N/A
April 2022	Employee	10,627	$4.16	1-Apr-27
April 2022	Consultant	5,000	$4.16	1-Apr-27
May 2022	Exercised	(17,500)	$2.10	N/A
May 2022	Employee	13,585	$5.13	1-May-27
June 2022	Employee	2,842	$2.55	1-Jun-27
June 2022	Expired	(272,500)	$2.10	N/A
June 2022	Forfeited	(5,000)	$4.80	N/A
July 2022	Employee	5,763	$1.65	1-Jul-27
August 2022	Employee	35,892	$1.41	1-Aug-27

Share Purchase Warrants

As of August 25, 2022, the Company had 14,488,313 common share purchase warrants outstanding. The following table summarizes the changes in warrants outstanding as of August 25, 2022:

Balance outstanding as of December 31, 2021			17,332,504
Date	Description	Number	Exercise Price	Expiration
January 2022	Exercise of warrants	(100,000)	$0.50	N/A
January 2022	Exercise of warrants	(350,000)	$0.80	N/A
January 2022	Exercise of warrants	(250,000)	$1.50	N/A
February 2022	Exercise of warrants	(467,500)	$0.50	N/A
February 2022	Exercise of warrants	(360,000)	$2.00	N/A
June 2022	Exercise of warrants	(125,000)	$0.50	N/A
June 2022	Exercise of warrants	(500)	$2.00	N/A
July 2022	Exercise of warrants	(277,500)	$0.50	N/A
July 2022	Expiration	(282,500)	$0.50	N/A
August 2022	Exercise of warrants	(329,000)	$0.50	N/A
August 2022	Expiration	(302,190)	$0.50	N/A

Segment Reporting

The Company presents and discloses segmental information, as disclosed in Note 19, of the Company's Unaudited Condensed Interim Consolidated Financial Statements for the period ended June 30, 2022, based on information that is regularly reviewed by the chief operating decision maker who has been identified as the Company's senior management team, which makes strategic and operational decisions.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, August 25, 2022

Escrowed shares

As of August 25, 2022, 7,758,504 shares of the Company were held in escrow by TSX Trust Company (the "Escrow Agent") in accordance with the terms of the Security Escrow Agency Agreement dated October 1, 2021, between the Escrow Agent, the Company, and securityholders of Cubeler Inc. ("Cubeler"). Cubeler securityholders agreed to deposit with the Escrow Agent 11,133,012 shares in the Company and received a partial consideration for the sale by said securityholders of the issues and outstanding shares of Cubeler. On February 2, 2022, 3,374,508 shares of the Company were released by the Escrow Agent. On October 1, 2022, 3,879,271 shares held in escrow are scheduled to be released and the remaining 3,879,233 shares held in escrow are scheduled to be released on October 1, 2023.

Related Party Transactions

Salaries paid and accrued to officers and directors amounted to $340,013 and $540,210 during the first three and six-months respectively of fiscal 2022 compared to $167,034 and $308,453 for the same period in fiscal 2021.

During the three and six-month period ended June 30, 2022, share-based expenses associated with officers and board members amounted to $408,797 and $821,848 respectively compared to $331,262 and $643,420 for the same period of 2021.

During the first three and six-month period of fiscal 2022, the Company charged interest revenue on promissory notes to Directors of $329 and $486 respectively ($Nil for the three-month and six- month period ended June 30, 2021).

Cubeler Inc. ("Cubeler"), a Canadian company, created a software platform called Cubeler (the "Platform"). In 2017, Cubeler entered into a Software and Royalty License Agreement with Tenet (then Peak Positioning Technologies Inc.), according to which Cubeler granted Tenet an exclusive, assignable, transferable license to, among other things, use, market, distribute, and sell the Platform in Mainland China. On August 15, 2021, Tenet, Cubeler, and Cubeler's shareholders entered a Binding Memorandum of Understanding on the Acquisition of Cubeler Shares, pursuant to which Tenet conditionally agreed to purchase Cubeler. Four Cubeler shareholders were identified as Tenet insiders and, as such, the acquisition was conditional on, among other things, receipt of an independent favorable fairness opinion satisfactory to the special committee of Tenet's board (having no conflicts of interest) as to the purchase price and the transaction. Shares in Tenet paid in consideration were subject to an escrow hold and released gradually over 24 months as well as non-compete undertakings for shareholders holding 5% or more of Cubeler. As found in a Final Pricing Report dated August 15, 2021, Evans and Evans carried out an independent assessment and determined that, as of June 30, 2021, the value of Cubeler to Tenet was between $94.73M-$103.102M. Moreover, a Fairness Opinion by Harris Capital Corporation dated September 23, 2021, concluded that the proposed transaction was fair from a financial point of view to the shareholders of Tenet. The sale was concluded pursuant to a Share Purchase Agreement between Tenet and the shareholders of Cubeler dated October 1, 2021.

During the six-month period ended June 30,2021 (before the acquisition of Cubeler), the Company incurred $70,678 of royalty expense for the use of Cubeler's technology.

On December 15, 2021, loans were issued to two board members of the Company in the amounts of $72,793 and $40,000 for withholding taxes paid by the Company on the exercise of stock options by the two directors. On June 3, 2022, an additional loan was issued to a board member of $130,462. The loans are due on December 15, 2022 and December 31, 2022 respectively. Each loan bears interest at an annual rate of 1%, which was the prescribed rate at the date of issuance. As of June 30, 2022, the aggregate outstanding principal amount due for said loans is $244,470 (December 31, 2021 - $113,193).

Off-Balance-Sheet Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, August 25, 2022

Accounting policies

The principal IFRS accounting policies set out in Note 4 of the Audited Consolidated Financial Statements for the year ending December 31, 2021, have been consistently applied to all periods presented in such financial statements including the Unaudited Condensed Interim Consolidated Financial Statements for the three and six-month periods ended June 30, 2022.

Legal proceedings

As of August 25, 2022, the following legal proceedings have been instituted against the Company:

A class action lawsuit has been brought against Tenet and two of its executives in the United States District Court for the Eastern District of New York (Bram Van Boxtel v. Tenet Fintech Group Inc., et al.). The case has been brought on behalf of Tenet shareholders who traded securities of Tenet between September 2, 2021, and October 13, 2021, on the Nasdaq. The complaint alleges, among other things, that the defendants violated the Securities Exchange Act of 1933 and the Securities Exchange Act of 1934 by making false or misleading statements regarding (i) Tenet's ownership interest in Asia Synergy Financial Capital Ltd. through a subsidiary, Wuxi Aorong Ltd., (ii) Tenet's acquisitions of the Huayan Kun Tai Technology Company Ltd., the Heartbeat insurance platform, and Cubeler Inc., (iii) Tenet's listing on Nasdaq, (iv) Tenet's Form 40-F submission to the SEC, and (v) statements published about Tenet by Grizzly Reports. On February 10, 2022, the court appointed a lead plaintiff and lead counsel. An amended complaint was filed in April 2022. The Company has retained external counsel and is defending itself vigorously against all claims. The Company filed a motion to have the case dismissed on August 8, 2022. A ruling on that motion is expected by the end of September 2022.

Financial Instruments

For the period ending June 30, 2022, the Company has classified its financial instruments as described in note 4.11 of the Audited Consolidated Financial Statements for the period ending December 31, 2022. For the period ending June 30, 2022, the Company is exposed to various risks as described in note 17.3 of the Unaudited Condensed Interim Consolidated Financial Statements for the period ended June 30, 2022.

Governance

To better equip the Company with the right tools to manage the current growth of its business and to properly pursue its strategic plan, the Company is taking steps to continuously to bolster its governance measures. These steps include (i) the hiring of key internal compliance resources, such as a General Counsel and a Director of Human Resources, (ii) the adoption of revised human resources policies, with respect to discrimination and harassment, health and safety, and personal data, (iii) the adoption of a corporate whistleblower policy, and (iv) the Company retained Richter LLP in Canada and Ernst & Young in China to help implement general internal control over its processes and operations, as well as to carry out a Sarbanes Oxley compliance review and diagnostic, both of which were still ongoing as of the date of this MD&A. The Company aims to continue to improve upon its corporate governance throughout 2022 to bring it to the highest standards.

RISKS AND UNCERTAINTIES

Risk factors that may adversely affect or prevent the Corporation from carrying out all or portions of its business strategy are discussed in the Corporation's Filing Statement dated January 6, 2011, available on SEDAR at www.sedar.com. Other risks include:

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, August 25, 2022

Liquidity and Capital Resources

The Company will require financing in order to meet its longer-term business objectives and there can be no assurances that such financing sources will be available as and when needed. Historically, capital requirements have been primarily funded through the sale of common shares. Factors that could affect the availability of financing include, but are not limited to, evidence of continued demand for the Company's services, the Chinese geopolitical climate, the Company's ability to expand its services beyond China, the state of international debt and equity markets, and investor perceptions and expectations of the fintech space. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Company.

Holding Company With Significant Operations in China

As a holding company that is currently dependent on the operations of its subsidiaries in China, Tenet is subject to risks that could cause the value of its common shares to significantly decline. Chinese laws and regulations governing its current business operations are sometimes vague and uncertain, and they present legal and operational risks which may result in material changes in the operations of the Company's Chinese subsidiaries or a significant depreciation in the value of its common shares. Recently, the Chinese government adopted a series of regulatory actions and issued statements to regulate business operations in China, including cracking down on illegal activities in the securities market, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Nevertheless, to the Company's knowledge, neither it nor any of its Chinese subsidiaries have been involved in any investigations on cybersecurity review initiated by any Chinese regulatory authority, nor have any of them received any inquiry, notice or sanction from the Chinese government.

Regulatory Permissions

To operate its business as currently conducted in China, each of the Company's subsidiaries in China are required to obtain a business license from local authorities. Each such Chinese subsidiary has obtained a valid business license, and no application for any such license has been denied or revoked. If any of the business licenses of our subsidiaries are revoked, this would hinder our ability to operate our business, which could materially and adversely affect our business, financial condition, and results of operations.

Repatriation of Profits or Transfer of Funds from China to Canada

As of the date of this MD&A, all the Company's operating subsidiaries are located in China, except Cubeler Inc. (Canada), Tenoris3 Inc. (Canada) and Asia Synergy Ltd. (Hong Kong). Accordingly, the repatriation of any profits generated by the Company, which the Company might want to repatriate from China to Canada, or the transfer any funds that the Company's Chinese might want to transfer from its subsidiaries to Canada, is subject to the rules and regulations established by the Chinese government that restrict the flow of funds from China to foreign jurisdictions, including the transfer of funds from Chinese subsidiaries to their foreign parent companies. Although the Company has taken steps to comply with regulations established by the Chinese government to be able to transfer funds from its subsidiaries to Canada, there can be no assurances that the Company will remain in compliance with those rules and regulations in the future. The Company may therefore not be able to repatriate profits or transfer funds from its Chinese operating subsidiaries to its head office in Canada, which would potentially prevent the Company from paying dividends to its shareholders or otherwise adversely impact the Company in the future.

Operations in Foreign Jurisdictions and Possible Exposure to Corruption, Bribery or Civil Unrest

The Company operates in a foreign jurisdiction, namely China, where the laws governing corporations differ from the laws of Canada. Chinese laws require each of the Company's subsidiaries located therein to have a legal representative to which certain roles, powers and responsibilities are ascribed. The legal representative's functions and powers are prescribed by state laws, regulations and the articles of association of the entity for which he or she is the legal representative. The legal representative is the person authorized to represent the entity in all legal matters between the government and such entity and to sign legally binding contracts on behalf of such entity. Unlike Canadian laws, which limits liability for individuals involved in corporations and limited liability or registered business entities, Chinese laws make no distinction between the liability of a legal representative versus the liability of the entity he or she represents. The legal representative is responsible for any offence, whether corporate, criminal, civil or other, committed by the entity and must bear any fine, punishment or consequences resulting from the offence.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, August 25, 2022

Companies in China need the signed consent of a majority (over 50%) of its shareholders in order to remove a legal representative. If a company wants to change its legal representative, it first needs to provide written notice to that effect to the legal representative. The company must then go to the China Industry and Commerce Bureau with written proof of majority shareholder consent to make the change and submit the appointment document of the new legal representative. Similarly, the removal of any officer or director of a company requires the consent of the company's shareholders. Such consent must formally be given by a majority (over 50%) of shareholders with a signed resolution of the shareholders at a general meeting of the shareholders. The company must then submit a copy of the resolution along with the required supporting documents (application form, copy of business license, ID card of the individual being removed and copy of amendment of article of association reflecting the change) to the China Industry and Commerce Bureau.

Given the onerous responsibilities and risks associated with the position of legal representative for companies operating in China, the Company may have difficulty in the future to find individuals willing to act as its subsidiary's legal representatives. There can be no assurances that the Company will always have legal representatives for its subsidiaries. Since every company must have a legal representative under Chinese laws, not being able to have a legal representative may force the Company to temporary or permanently suspend some of its operations in China, which would adversely affect the Company's operations, revenue and profits.

Certain individuals in China may perceive the Company as a potential bribery target. As such, the Company may be approached by local individuals in China, whether businessmen, government officials or others, to offer the Company certain favors that would advance the Company's business interests in exchange for cash, other forms of compensation, or threaten to hinder the Company's progress unless compensated in cash or by other means, all of which would be contrary to Chinese laws and/or Canadian law. The Company's employees or other agents may, without its knowledge and despite its efforts, engage in prohibited conduct under the Company's policies and procedures and anti-bribery laws for which the Company may be held responsible. The Company's policies mandate compliance with these anti-corruption and anti-bribery laws. However, there can be no assurance that the Company's internal control policies and procedures will always protect it from recklessness, fraudulent behavior, dishonesty or other inappropriate acts committed by its affiliates, employees, contractors or agents. If the Company's employees or other agents are found to have engaged in such practices, the Company could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition and results of operations.

As a Canadian entity operating in China, the Company is also exposed to the state of relations between China and Canada. Political and/or cultural tensions between the two countries may reach a point that triggers civil unrest in China against all things Canadian. If that happens, then clients may decide to no longer buy the Company's services and partners may decide to cut ties with the Company, all of which would negatively impact the Company's operations, revenue and profits.

COVID-19

Since the outbreak of the COVID-19 global pandemic, many businesses around the world have seen their operations negatively impacted by the health and safety measures, including limitations on the movement of goods and individuals, put into place by local governments to help control the spread of the outbreak. Although those measures have been relaxed in recent months in some parts of the world, there still remains a great deal of uncertainty as to the extent and duration of the future impact of COVID-19 on global commerce and the Company's business. Moreover, China, in particular, has occasionally taken strong measures to try to curb the spread of the virus and protect its citizens and, in doing so, there has been an impact on the economic activities of many of its regions. Given that the Company has significant operations in China, any such measures may have an adverse impact on the Company's revenues and cash resources, ability to expand its business, access to suppliers, partners, and customers, and ability to carry on its day-to-day operations without interruption.

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, August 25, 2022

FURTHER INFORMATION

Additional information about the Company can be found at www.sedar.com

August 25, 2022

(s) Jean Landreville	(s) Johnson Joseph
Jean Landreville, Chief Financial Officer	Johnson Joseph, President & CEO

Tenet Fintech Group Inc. (formerly Peak Fintech Group Inc.) - MD&A, August 25, 2022